                                                                      Exhibit 99


                              Financial Statements

                            Canyon Fuel Company, LLC

                     Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

                         Report of Independent Auditors

To the Members of Canyon Fuel Company, LLC:

We have audited the accompanying balance sheets of Canyon Fuel Company, LLC (a Delaware limited liability company) (the "Company") as of December 31, 1999 and 1998 and the related statements of income, members' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 1999 and 1998, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Paragraph 3 of Note 1 to the financial statements, the accompanying financial statements have been restated.

Louisville, Kentucky                            /s/ Ernst & Young LLP
January 21, 2000,
except for Note 7, for which
the date is February 24, 2000 and Paragraph 3 of
Note 1, for which the date is February 7, 2001

Canyon Fuel Company, LLC
Statements of Income (Restated)
(in thousands of dollars)


                                                         Years ended December 31,
                                             -----------------------------------------------
                                                      1999                        1998
                                             -------------------         -------------------
Revenues
  Coal sales                                            $240,264                    $275,303
  Other revenues                                             798                         905
                                             -------------------         -------------------
                                                         241,062                     276,208
                                             -------------------         -------------------
Costs and expenses
  Cost of coal sales                                     207,052                     255,149
  Amortization of coal supply agreements                  17,897                      19,044
  Fees to members                                          7,751                       5,945
                                             -------------------         -------------------
                                                         232,700                     280,138
                                             -------------------         -------------------
              Income (loss) from operations                8,362                      (3,930)
                                             -------------------         -------------------
Interest, net:
  Interest expense                                          (230)                       (205)
  Interest income                                            634                       1,110
                                             -------------------         -------------------
                                                             404                         905
                                             -------------------         -------------------
              Net income (loss)                         $  8,766                    $ (3,025)
                                             ===================         ===================

The accompanying notes are an integral part of the financial statements.

Canyon Fuel Company, LLC
Balance Sheets (Restated)
(in thousands of dollars)

                                                                                  Years ended December 31
                                                                  ----------------------------------------------------
                                                                            1999                           1998
                                                                  ----------------------         ---------------------
Assets
  Current assets
    Cash and cash equivalents                                                  $     436                      $ 20,246
    Trade accounts receivable                                                     25,829                        33,611
    Other receivables                                                              7,640                         9,358
    Inventories                                                                   25,430                        23,842
    Other                                                                          1,877                           563
                                                                  ----------------------         ---------------------
               Total current assets                                               61,212                        87,620
                                                                  ----------------------         ---------------------
  Property, plant and equipment
    Coal lands and mineral rights                                                266,956                       263,576
    Plant and equipment                                                          229,280                       199,631
    Deferred mine development                                                     10,037                         9,350
                                                                  ----------------------         ---------------------
                                                                                 506,273                       472,557
    Less accumulated depreciation, depletion and amortization                   (130,686)                      (86,753)
                                                                  ----------------------         ---------------------
           Property, plant and equipment, net                                    375,587                       385,804
  Other assets
    Prepaid royalties                                                             22,399                        24,829
    Coal supply agreements                                                        43,324                       112,347
    Other                                                                             20                           150
                                                                  ----------------------         ---------------------
               Total other assets                                                 65,743                       137,326
                                                                  ----------------------         ---------------------
Total assets                                                                   $ 502,542                      $610,750
                                                                  ======================         =====================
Liabilities and members' equity
  Current liabilities
    Accounts payable                                                           $  25,334                      $ 22,653
    Accrued expenses                                                              11,731                         8,806
                                                                  ----------------------         ---------------------
               Total current liabilities                                          37,065                        31,459

  Accrued postretirement benefits other than pension                               8,219                         6,902
  Accrued reclamation and mine closure                                             3,280                         2,793
  Accrued workers' compensation                                                    6,204                         7,037
  Accrued pension cost                                                                --                         1,461
  Other noncurrent liabilities                                                     3,086                         1,054
                                                                  ----------------------         ---------------------
               Total liabilities                                                  57,854                        50,706
                                                                  ----------------------         ---------------------
  Members' equity                                                                444,688                       560,044
                                                                  ----------------------         ---------------------
               Total liabilities and members' equity                           $ 502,542                      $610,750
                                                                  ======================         =====================

The accompanying notes are an integral part of the financial statements.

Canyon Fuel Company, LLC
Statements of Members' Equity (Restated)
(in thousands of dollars)

                     Years ended December 31, 1999 and 1998

                                             ARCO Uinta Coal Company
                                              Through June 1, 1998,
                                           Arch Western Resources, LLC           ITOCHU Coal
                                                    Thereafter                International Inc.            Total
                                      ----------------------------------------------------------------------------------
Members' equity, December 31, 1997                  373,060                        200,878                573,938

Contributions                                        11,785                          6,346                 18,131

Distributions                                       (18,850)                       (10,150)               (29,000)

Net (loss)                                           (1,966)                        (1,059)                (3,025)
                                      ----------------------------------------------------------------------------------
Members' equity, December 31, 1998                  364,029                        196,015                560,044
                                      ----------------------------------------------------------------------------------
Distributions                                       (80,679)                       (43,443)              (124,122)

Net income                                            5,698                          3,068                  8,766
                                      ----------------------------------------------------------------------------------
Members' equity, December 31, 1999                 $289,048                       $155,640              $ 444,688
                                      ==================================================================================

       The accompanying notes are an integral part of the financial statements.

Canyon Fuel Company, LLC
Statements of Cash Flows (Restated)
(in thousands of dollars)

                                                               Years ended December 31, 1999
                                                                          and 1998
                                                      ---------------------------------------------
                                                               1999                      1998
                                                      -------------------       -------------------
Operating activities
   Net income (loss)                                             $  8,766                  $ (3,025)
   Adjustments to reconcile net income to cash
    provided by operating activities:
        Depreciation, depletion and amortization                   62,074                    68,669
        Prepaid royalties                                           3,344                     2,704
        Net loss (gain) on disposition of assets                      111                       260
        Changes in operating assets and liabilities                14,489                     1,691
        Other                                                         878                       285
                                                      -------------------       -------------------
           Cash provided by operating activities                   89,662                    70,584
                                                      -------------------       -------------------
Investing activities
   Acquisition of coal operations, net of cash                         --                        --
    acquired
   Proceeds from coal supply agreements                            11,155                        --
   Additions to property, plant and equipment                     (34,071)                  (43,499)
   Additions to prepaid royalties                                    (912)                       --
                                                      -------------------       -------------------
           Cash used in investing activities                      (23,828)                  (43,499)
                                                      -------------------       -------------------
Financing activities
   Members' contributions                                              --                    18,131
   Members' cash distributions                                    (84,151)                  (29,000)
   Payments of other non-current liabilities                       (1,493)                   (1,413)
                                                      -------------------       -------------------
           Cash used in financing activities                      (85,644)                  (12,282)
                                                      -------------------       -------------------
           Increase (decrease) in cash and cash
            equivalents                                           (19,810)                   14,803
   Cash and cash equivalents, beginning of period                  20,246                     5,443
                                                      -------------------       -------------------
   Cash and cash equivalents, end of period                      $    436                  $ 20,246
                                                      ===================       ===================
Supplemental cash flow information
   Cash paid during the year for interest                        $    159                  $    241


      The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                         Notes to Financial Statements

                               December 31, 1999

1.  Formation of the Company

Effective December 20, 1996, Canyon Fuel Company, LLC (the "Company") was formed as a joint venture between ARCO Uinta Coal Company ("ARCO") (65% ownership) and ITOCHU Coal International Inc. (35% ownership) for the purpose of acquiring certain Utah coal operations and an approximate 9% interest in Los Angeles Export Terminal, Inc. ("LAXT") from Coastal Coal, Inc. and The Coastal Corporation (collectively, "Coastal"). Effective June 1, 1998, ARCO's ownership of the Company was acquired by Arch Western Resources, LLC ("Arch Western").
The owners of the Company are referred to herein as the "Members."

The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies in the United States. Net profits and losses are allocated to the Members based on their respective ownership percentage. Distributions of the Company's earnings are also allocated to the Members based on their respective ownership percentage.

Restatement

The Company's balance sheets as of December 31, 1999 and 1998 and the related statements of income, members' equity and cash flows for each of the two years in the year ended December 31, 1999 have been restated. These restatements result from a revaluation of amounts assigned to access rights associated with reserves located on properties which were adjacent to properties acquired during the formation of the Company. Management has analyzed its initial purchase allocations for these access rights to adjacent properties and reallocated the value associated with these access rights to acquired properties. The resulting impact is to increase the value of owned reserves at the date of the acquisition by $77.8 million. As a result, depletion expense increased by $1.8 million and $4.9 million in each of the years ended in 1999 and 1998, respectively. Depletion expense relating to periods prior to 1998 increased $4.1 million, and this amount has been reflected as a reduction of members' equity at January 1, 1998. The impact of the restatement on the Company's financial results as originally reported is summarized as follows:

                            Canyon Fuel Company, LLC

1. Formation of the Company (continued)


                                                                   Statements of Income
                                                                (in thousands of dollars)

                                         Years ended December 31                            Years ended December 31
                                                Restated                                          as Reported
                               -------------------------------------------        ---------------------------------------------
                                       1999                     1998                      1999                       1998
                               ------------------       ------------------        ------------------        -------------------
Revenues
  Coal sales                             $240,264                 $275,303                  $240,264                   $275,303
  Other revenues                              798                      905                       798                        905
                               ------------------       ------------------        ------------------        -------------------
                                          241,062                  276,208                   241,062                    276,208
                               ------------------       ------------------        ------------------        -------------------
Costs and expenses
  Cost of coal sales                      207,052                  255,149                   205,268                    250,248
  Amortization of coal supply
  agreements                               17,897                   19,044                    17,897                     19,044
  Fees to members                           7,751                    5,945                     7,751                      5,945
                               ------------------       ------------------        ------------------        -------------------
                                          232,700                  280,138                   230,916                    275,237
                               ------------------       ------------------        ------------------        -------------------
Income (loss) from operations               8,362                   (3,930)                   10,146                        971
                               ------------------       ------------------        ------------------        -------------------
Interest, net:
  Interest expense                           (230)                    (205)                     (230)                      (205)
  Interest income                             634                    1,110                       634                      1,110
                               ------------------       ------------------        ------------------        -------------------
                                              404                      905                       404                        905
                               ------------------       ------------------        ------------------        -------------------
              Net income (loss)          $  8,766                 $ (3,025)                 $ 10,550                   $  1,876
                               ==================       ==================        ==================        ===================

                            Canyon Fuel Company, LLC

1. Formation of the Company (continued)

                                                                      Balance Sheets
                                                                (in thousands of dollars)
                                              December 31                                         December 31
                                                Restated                                          as Reported
                               ------------------------------------------         ---------------------------------------------
                                       1999                     1998                      1999                       1998
                               ------------------       -----------------         ------------------        -------------------
Assets
Current Assets
  Cash and cash equivalents             $     436                $ 20,246                  $     436                   $ 20,246
  Trade accounts receivable                25,829                  33,611                     25,829                     33,611
  Other receivables                         7,640                   9,358                      7,640                      9,358
  Inventories                              25,430                  23,842                     25,430                     23,842
  Other                                     1,877                     563                      1,877                        563
                               ------------------       -----------------         ------------------        -------------------
    Total current assets                   61,212                  87,620                     61,212                     87,620
                               ------------------       -----------------         ------------------        -------------------
Property, plant and equipment
  Coal lands and mineral rights           266,956                 263,576                    266,956                    263,576
  Plant and equipment                     229,280                 199,631                    229,280                    199,631
  Deferred mine development                10,037                   9,350                     10,037                      9,350
                               ------------------       -----------------         ------------------        -------------------
                                          506,273                 472,557                    506,273                    472,557
Less accumulated depreciation,
 depletion and amortization              (130,686)                (86,753)                  (119,913)                   (77,764)
                               ------------------       -----------------         ------------------        -------------------
  Property, plant and
  equipment, net                          375,587                 385,804                    386,360                    394,793
Other assets
  Prepaid royalties                        22,399                  24,829                     22,399                     24,829
  Coal supply agreements                   43,324                 112,347                     43,324                    112,347
  Other                                        20                     150                         20                        150
                               ------------------       -----------------         ------------------        -------------------
    Total other assets                     65,743                 137,326                     65,743                    137,326
                               ------------------       -----------------         ------------------        -------------------
    Total assets                          502,542                 610,750                    513,315                    619,739
                               ==================       =================         ==================        ===================
Liabilities and members' equity
  Current liabilities
  Accounts payable                      $  25,334                $ 22,653                  $  25,334                   $ 22,653
  Accrued expenses                         11,731                   8,806                     11,731                      8,806
                               ------------------       -----------------         ------------------        -------------------
    Total current liabilities              37,065                  31,459                     37,065                     31,459
  Accrued postretirement
  benefits other than pension               8,219                   6,902                      8,219                      6,902
  Accrued reclamation and
  mine closure                              3,280                   2,793                      3,280                      2,793
  Accrued workers'
  compensation                              6,204                   7,037                      6,204                      7,037
  Accrued pension cost                          -                   1,461                          -                      1,461
  Other noncurrent liabilities              3,086                   1,054                      3,086                      1,054
                               ------------------       -----------------         ------------------        -------------------
    Total liabilities                      57,854                  50,706                     57,854                     50,706
                               ------------------       -----------------         ------------------        -------------------
  Members' equity                         444,688                 560,044                    455,461                    569,033
                               ------------------       -----------------         ------------------        -------------------
    Total liabilities and
     members' equity                    $ 502,542                $610,750                  $ 513,315                   $619,739
                               ==================       =================         ==================        ===================

                            Canyon Fuel Company, LLC

2.  Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Inventories

Inventories consist of the following:

                                                                                           December 31
                                                                                     1999                1998
                                                                            ----------------------------------------
                                                                                          (In Thousands)
Coal                                                                                      $14,850            $11,892
Supplies                                                                                   10,580             11,950
                                                                            ----------------------------------------


                                                                                          $25,430            $23,842
                                                                            ========================================

Coal inventory is valued using the first-in, first-out ("FIFO") cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs, and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $.8 million at December 31, 1999. No valuation allowance was deemed necessary at December 31, 1998.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

                            Canyon Fuel Company, LLC

2.  Accounting Policies (continued)

Coal Supply Agreements

Acquisition costs related to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Accumulated amortization for sales contracts was $54.9 million and $37.1 million at December 31, 1999 and 1998, respectively. In January 1999, the Company settled a coal supply agreement dispute with Intermountain Power Agency ("IPA") and Coastal. In return for termination of certain indemnification rights and settlement of outstanding receivables, the Company received cash of approximately $11.2 million and a note receivable of $43.7 million (collectively "the settlement"). In 1999, the Company distributed the settlement to its members. In addition, the Company has agreed to supply IPA with 2.2 million tons of coal annually through 2010 (with a mutual option to extend this supply agreement through 2015). The Company has adjusted the carrying value of the coal supply agreements with IPA in the accompanying balance sheet at December 31, 1999 to reflect this settlement.

Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Mine development costs are capitalized and amortized on the units-of-production method. Depletion of mineral properties is computed on the units-of-production method based on estimated recoverable coal reserves.

Depreciation and amortization of other property, plant and equipment are computed by either the straight-line method over the expected lives of the assets, which range from 3 to 16 years, or on the units-of-production method, depending upon the type of asset. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

                            Canyon Fuel Company, LLC

2.  Accounting Policies (continued)

Reclamation and Mine Closing Costs

The Company charges current reclamation costs to expense as incurred. Final reclamation costs, including dismantling and restoration, are estimated based upon current federal and state regulatory requirements and are accrued during operations using the units-of-production method on the basis of estimated costs as of the balance sheet date. The effect of changes in estimated costs and production is recognized on a prospective basis.

The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

Accrued Workers' Compensation Costs

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under state statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for traumatic injuries which are accrued as injuries are incurred.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.

Income Taxes

The financial statements do not include a provision for income taxes, as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

                            Canyon Fuel Company, LLC

3.  Accrued Expenses

Accrued expenses consist of the following:

                                                                                          December 31
                                                                               1999                       1998
                                                                    -----------------------------------------------------
                                                                                         (In Thousands)
Accrued payroll and related benefits                                                  $ 4,261                      $2,225
Accrued pension                                                                         3,546                       1,504
Accrued taxes other than income taxes                                                     543                         955
Accrued workers' compensation                                                             798                       1,100
Other accrued expenses                                                                  2,583                       3,022
                                                                    -----------------------------------------------------
                                                                                      $11,731                      $8,806
                                                                    =====================================================

4.  Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

Essentially all of the Company's employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee's compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company's current policy is to fund the cost of postretirement health care and life insurance benefits as they are paid.

                            Canyon Fuel Company, LLC

4.  Employee Benefit Plans (continued)

Defined Benefit Pension and Other Postretirement Benefit Plans (continued)

Summaries of the changes in the benefit obligations and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:

                                                                                               Other Postretirement
                                                         Pension Benefits                            Benefits
                                                    1999                 1998                1999               1998
                                            ------------------------------------------------------------------------------
                                                                              (In Thousands)
Change in benefit obligation
Benefit obligations at January 1                        $5,435               $ 2,465            $ 9,493            $ 5,703
Service cost                                             1,760                 1,674                415                463
Interest cost                                              338                   353                619                612
Benefits paid                                              (94)                  (38)               (13)                 -
Plan amendments                                           (482)                    -                  -              1,332
Other - primarily actuarial (gain) loss                   (319)                  981             (1,156)             1,383
                                            ------------------------------------------------------------------------------

Benefit obligations at December 31                      $6,638               $ 5,435            $ 9,358            $ 9,493
                                            ------------------------------------------------------------------------------


Change in plan assets
Value of plan assets at January 1                       $1,305               $    54            $     -            $     -
Actual return on plan assets                               532                  (106)                 -                  -
Employer contributions                                   1,504                 1,395                 13                  -
Benefits paid                                              (94)                  (38)               (13)                 -
                                            ------------------------------------------------------------------------------

Value of plan assets at December 31                     $3,247               $ 1,305            $     -            $    -
                                            ------------------------------------------------------------------------------


Funded status of the plans
Accumulated obligations less plan assets                $3,391               $ 4,130            $ 9,358            $ 9,493
Unrecognized actuarial loss                               (287)               (1,165)               (81)            (1,396)
Unrecognized prior service cost                            442                     -             (1,058)            (1,195)
                                            ------------------------------------------------------------------------------

Net liability recognized                                $3,546               $ 2,965            $ 8,219            $ 6,902
                                            ==============================================================================


Balance sheet liabilities
Current portion of the liability                        $3,546               $ 1,504            $     -            $     -
Long-term portion of the liability                           -                 1,461              8,219              6,902
                                            ------------------------------------------------------------------------------

Total accrued benefit liabilities                       $3,546               $ 2,965            $ 8,219            $ 6,902
                                            ==============================================================================

Demographic and assumption changes under the defined benefit pension plan resulted in a $.3 million gain and $1.0 loss in 1999 and 1998, respectively. Demographic and assumption changes in other postretirement benefits resulted in the $1.2 million gain and $1.4 million loss in 1999 and 1998, respectively.
Plan changes in the postretirement benefit plan related to increased participant cost sharing associated with increased life insurance benefits resulted in a $1.3 million loss in 1998.

                            Canyon Fuel Company, LLC

4.  Employee Benefit Plans (continued)

Defined Benefit Pension and Other Postretirement Benefit Plans (continued)


                                                                                             Other Postretirement
                                                      Pension Benefits                             Benefits
                                                 1999                 1998                 1999                1998
                                        ----------------------------------------------------------------------------------
Weighted average assumptions
  as of December 31
Discount rate                                   7.50%                 7.00%               7.50%                7.00%
Rate of compensation increase                   5.25%                 4.75%                N/A                  N/A
Expected return on plan assets                  9.00%                 9.00%                N/A                  N/A
Health care cost trend on covered
  charges                                        N/A                   N/A                5.00%                4.50%

The following table details the components of pension and other postretirement benefit costs.

                                                                          Other Postretirement
                                           Pension Benefits                     Benefits
                                  ------------------------------------------------------------------
                                          1999            1998             1999            1998
                                  ------------------------------------------------------------------
                                                             (In Thousands)
Service cost                            $1,760            $1,674          $  415        $  463
Interest cost                              338               353             619           612
Expected return on
  plan assets                             (166)              (42)              -             -
Other amortization
  and deferral                             153               194             296           383
                                  -----------------------------------------------------------------
                                        $2,085            $2,179          $1,330        $1,458
                                  =================================================================


The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 1999 by $55,000, or 0.6%, and the net periodic postretirement benefit cost for 1999 by $5,000, or 0.4%.

Other Plans

The Company sponsors a savings plan which was established to assist eligible employees in providing for their future retirement needs. The plan was noncontributory by the Company through December 31, 1998. On January 1, 1999, the Company amended the savings plan and now matches a certain percentage of employee contributions. The Company's contribution to the savings plan was $1.3 million in 1999.

                            Canyon Fuel Company, LLC

5.  Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. IPA accounted for approximately 34 percent and 29 percent of coal sales in 1999 and 1998, respectively. This same customer accounted for 39 percent and 34 percent of accounts receivable at December 31, 1999 and 1998, respectively. Sierra Pacific accounted for approximately 11 percent of coal sales in both 1999 and 1998. Approximately 6 percent and 8 percent of coal sales in 1999 and 1998, respectively, were to ITOCHU Coal International Inc. for the export market.

6.  Related Party Transactions

As described in Note 1, 65% of the Company was owned by ARCO and subsequent to June 1, 1998 is owned by Arch Western. ARCO and now Arch Western act as the Company's managing member. The Company pays administration and production fees to ARCO and now Arch Western for managing the Canyon Fuel operations. These fees were $7.8 million and $5.9 million in 1999 and 1998, respectively. The Company has a payable balance to Arch Western of $6.4 million and $2.8 million at December 31, 1999 and 1998, respectively.

7.  Commitments and Contingencies

The Company has entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On May 24, 1999, the Company was the successful bidder in a federal auction of certain mining rights in the 7,172 acre Pines tract in Sevier and Emory counties in Utah. The Company's lease bonus bid amounted to $16.9 million for the tract, of which $3.4 million was paid on May 24, 1999. The tract contains approximately 60 million tons of demonstrated coal reserves and is contiguous with the Company's Sufco mine. Geological surveys indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment. Minimum payments due in future years under lease agreements (including the Pines tract lease) are $4.5 million in 2000, $3.4 million in 2001, $3.4 million in 2002 and $3.4 million in 2003.

                            Canyon Fuel Company, LLC

7.  Commitments and Contingencies (continued)

The Company was in litigation with the Skyline Partners, lessors of the majority of the coal reserves which comprise the Company's Skyline Mine. The coal leases required the Company to make annual advance minimum royalty payments which are fully recoupable against a production royalty that is to be paid by the Company on each ton of coal mined and sold from the leaseholds. In 1997, the Company filed suit against Skyline Partners in Utah State Court alleging that the Company was not required to make the final minimum advance royalty payment. On February 24, 2000, the Company and Skyline Partners reached an agreement to settle the litigation. The settlement includes a $7.0 million recoupable payment by the Company to Skyline Partners which will be recorded as a prepaid royalty in 2000 and a grant of an overriding royalty interest to Skyline Partners covering land adjacent to the Skyline Partners' reserves.

The Company is also the subject of or party to a number of other pending or threatened legal actions. On the basis of management's best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits are not expected to have a material adverse effect on the Company's operations, financial position or cash flows.

Included in property, plant and equipment of the Company is an approximate 9 percent investment in LAXT (recorded at cost) amounting to $11.5 million and $12.3 million as of December 31, 1999 and 1998, respectively. LAXT began operations in 1997 and has been experiencing operating losses and negative cash flow since its inception principally due to weak demand for U.S. coal exports to the Pacific Rim countries. The ability of LAXT to continue as a going concern is dependent on its improving operating results and obtaining additional financing, if necessary. If these issues are not satisfactorily resolved in a timely manner, there can be no assurance that the Company's investment in LAXT will be recoverable.

                            Canyon Fuel Company, LLC

8.  Cash Flow

The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:



                                                          1999                        1998
                                                   -----------------------------------------------
                                                                   (In Thousands)
Decrease (increase) in operating
  assets:
    Receivables                                          $ 9,500                    $(11,023)
    Inventories                                           (1,588)                      8,552
Increase (decrease) in operating
  liabilities:
    Accounts payable and accrued
      Expenses                                             5,606                          25
    Accrued postretirement benefits
      other than pension                                   1,317                       1,463
    Accrued reclamation and mine closure                     487                         406
    Accrued workers' compensation                           (833)                      2,268
                                             -----------------------------------------------

                                                         $14,489                    $  1,691
                                             ===============================================

9.  Accounting Development


In June 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. FAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what effect FAS 133 will have on the earnings and financial position of the Company.

10.  Year 2000 (Unaudited)

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruption in mission-critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues with its internal systems or the products and services of third parties. The Company will continue to monitor its mission-critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.